FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 17, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

July 17, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that it has suspended its services in Uzbekistan upon receipt of an order from the Communications and Information Agency of Uzbekistan informing MTS of the temporary suspension of the operating license of Uzdunrobita FE LLC (“Uzdunrobita”), MTS’s wholly owned subsidiary in Uzbekistan, for a period of 10 business days.

In accordance with the order, MTS ceased providing communication services on its networks to its 9.5 million customers at 18.00 on July 17, 2012.  Notifications were made to subscribers prior to the cessation of service.

MTS states that as of July 17, 2012, Uzdunrobita has promptly and fully complied with all orders and requirements of the State Inspection of Communication of Uzbekistan (SIC), in particular regarding the operation of base stations and fiber-optic communication lines. MTS unequivocally believes that the suspension of the license is without proper basis and constitutes a breach of MTS’s rights under local and international law.

The actions of the regulatory authorities of Uzbekistan in conjunction with synchronous inspections of the company by several superivsing agencies are being carried out in in direct violation of local regulations and complemented with the use of tactics of intimidation, including the detainment and arrest of employees of Uzdurobita, all of which can be interpreted as an unwarranted attack on the business of a Russian investor.

As of July 17, 2012, Uzdunrobita has not been presented with any formal findings or claims in connection with any violations discovered as the result of comprehensive audits of the company’s financial and economic activity carried out by investigative authorities in Uzbekistan. Uzdunrobita has been working in Uzbekistan in strict accordance with applicable laws and regulations.  The company has been subject of regularly scheduled audits of the financial and economic activities both prior to and since its acquisition by MTS in 2004.  At no time did any audit reveal any significant violation by Uzdunrobita of the laws of Uzbekistan, in particular with respect to tax, foreign exchange and licensing requirements.

MTS is pursuing all necessary legal means to protect its rights and the rights of its employees. MTS has appealed to the government of the Republic of Uzbekistan to take action to prevent gross violations, which have arisen during the investigation into the company’s financial and operating activities, of both local laws and international treaties protecting rights of foreign investors.

In 2011, Uzdunrobita contributed 3.5% to the revenues and 4.5% to the OIBDA of MTS Group respectively.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: July 17, 2012